CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





05009716

5th July 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Blocklisting Interim Review	30/06/2005
REG-Catlin Group Limited Blocklisting Interim Review	30/06/2005
REG-Catlin Group Limited Shares in Issue	30/06/2005
REG-Catlin Group Limited Notification of shares	29/06/2005

Yours faithfully,

Krupali Patel

REG-Catlin Group Limited Notification of shares
Released: 29/06/2005

RNS Number:2395O
Catlin Group Limited
29 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED
....

2. Name of shareholder having a major interest

BARCLAYS PLC
....
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS, N.A. AND BARCLAYS LIFE ASSURANCE CO LTD
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		208,884
BNP PARIBAS		49,570
CHASE NOMINEES LTD	16376	37,098
CHASE NOMINEES LTD	20947	5,329,925
CHASE NOMINEES LTD	21359	106,025
CIBC MELLON GLOBAL SECURITIES		30,591
INVESTORS BANK AND TRUST CO.		502,540
INVESTORS BANK AND TRUST CO.		61,611
INVESTORS BANK AND TRUST CO.		1,480,576
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		137,245
INVESTORS BANK AND TRUST CO.		13,921
INVESTORS BANK AND TRUST CO.		4,880
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	61,580
JP MORGAN (BGI CUSTODY)	16341	37,143
JP MORGAN (BGI CUSTODY)	16344	21,207
JP MORGAN (BGI CUSTODY)	16345	34,783
JP MORGAN (BGI CUSTODY)	16400	740,500
JP MORGAN (BGI CUSTODY)	18409	43,257
JP MORGAN CHASE BANK		159,464
Mellon Trust- Boston & SF		77,290
MELLON TRUST OF NEW ENGLAND		94,072
NORTHERN TRUST BANK - BGI SEPA		120,591
NORTHERN TRUST BANK - BGI SEPA		101,952
NORTHERN TRUST BANK - BGI SEPA		23,152
STATE STREET TRUST OF CANADA		34,949
	TOTAL	9,537,812

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

COMMON SHARES OF $0.01 EACH

....

10. Date of transaction

NOT DISCLOSED

....

11. Date company informed

20 JUNE 2005

....

12. Total holding following this notification

9,537,812

....

13. Total percentage holding of issued class following this notification

6.1%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

....

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

....

Date of notification

29 JUNE 2005

....

from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
HOLPKCKQABKDQAB

82-34808

Catlin Group

Print

REG-Catlin Group Limited Shares in Issue
Released: 30/06/2005

RNS Number:2942O
Catlin Group Limited
30 June 2005

CATLIN GROUP LIMITED - UPDATE ON ISSUED SHARE CAPITAL

Following issues of shares resulting from exercises of share options and warrants over the past six months, the issued share capital of Catlin Group Limited is now 155,843,070 Common Shares of US$0.01 each, and warrants entitling the holders to purchase shares for US$5 per share are outstanding over 14,944,051 shares. Recently issued shares in respect of share options and warrants are included within current block listings granted by the UK Listing Authority and the London Stock Exchange.

- End -

END
IOEZBLFXEQBXBBE

REG-Catlin Group Limited Blocklisting Interim Review
Released: 30/06/2005

RNS Number:2948O
Catlin Group Limited
30 June 2005

Name of applicant:

CATLIN GROUP LIMITED

Name of scheme:

THE CATLIN GROUP LONG TERM INCENTIVE PLAN

Period of return:

From: 01.01.2005 To: 30.06.2005

Balance under scheme from previous return:

2,996,493

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

NIL

Number of securities issued/allotted under scheme during period:

41,695

Balance under scheme not yet issued/allotted at end of period:

2,954,798

Number and class of securities originally listed and the date of admission:

3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004

Total number of securities in issue at the end of the period:

155,843,070

Name of contact:

William Spurgin / Robina Malik

Address of contact:

3 Minster Court, Mincing Lane, London, EC3R 7DD

Telephone number of contact:

0207 626 0486

SIGNED BY: Lorraine Mullins, Group Chief Compliance Officer
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

This information is provided by RNS
The company news service from the London Stock Exchange

82-34808

END
BLRDGGFVDGZGKZM

82-34808

Catlin Group

Print

REG-Catlin Group Limited Blocklisting Interim Review
Released: 30/06/2005

RNS Number:2947O
Catlin Group Limited
30 June 2005

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:

CATLIN GROUP LIMITED

Name of scheme:

WARRANTS TO SUBSCRIBE FOR COMMON SHARES OF $0.01 EACH IN CATLIN GROUP LIMITED

Period of return:

From: 01.01.2005 To: 30.06.2005

Balance under scheme from previous return:

N/A

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

Number of securities issued/allotted under scheme during period:

1,703,386

Balance under scheme not yet issued/allotted at end of period:

3,296,614

Number and class of securities originally listed and the date of admission:

5,000,000 Common Shares of $0.01 each ADMISSION ON 06.05.2005

Total number of securities in issue at the end of the period:

155,843,070

Name of contact:

William Spurgin / Robina Malik

Address of contact:

3 Minster Court, Mincing Lane, London, EC3R 7DD

Telephone number of contact:

0207 626 0486

SIGNED BY Lorraine Mullins, Group Chief Compliance Officer Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

CATLIN GROUP LIMITED
Name of applicant